Exhibit 99.3

Statutory Financial Statements (Swiss CO)
1 January - 31 December 2021

Financial Statements	2
Notes to the Financial Statements	4

AC Immune SA
EPFL Innovation Park
1015 Lausanne / Ecublens
Switzerland

AC Immune SA

Ecublens

Report of the statutory auditor
to the General Meeting

on the financial statements 2021

AC Immune SA, Ecublens

Report of the statutory auditor
to the General Meeting of AC Immune SA

Ecublens

Report on the audit of the financial statements

Opinion

We have audited the financial statements of AC Immune SA, which comprise the balance sheet as at 31 December 2021, income statement and notes for the year then ended, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements as at 31 December 2021 comply with Swiss law and the company’s articles of incorporation.

Basis for opinion

We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the “Auditor’s responsibilities for the audit of the financial statements” section of our report.

We are independent of the entity in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Our audit approach

Overview	Overall Group materiality: CHF 2,900 thousand

We tailored the scope of our audit in order to perform sufficient work to enable us to provide an opinion on the financial statements as a whole, taking into account the structure of the entity, the accounting processes and controls, and the industry in which the entity operates.

As key audit matter the following area of focus has been identified: Intangible asset - valuation

Materiality

The scope of our audit was influenced by our application of materiality. Our audit opinion aims to provide reasonable assurance that the financial statements are free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

PricewaterhouseCoopers SA, avenue C.-F. Ramuz 45, case postale, CH-1001 Lausanne, Switzerland Téléphone: +41 58 792 81 00, Téléfax: +41 58 792 81 10, www.pwc.ch

PricewaterhouseCoopers SA is a member of the global PricewaterhouseCoopers network of firms, each of which is a separate and independent legal entity.

Based on our professional judgement, we determined certain quantitative thresholds for materiality, including the overall materiality for the financial statements as a whole as set out in the table below. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Overall materiality	CHF 2,900 thousand

Benchmark applied	Loss before tax

Rationale for the materiality benchmark applied
Based on our analysis and professional judgment we determined loss before tax is the most appropriate benchmark. We chose loss before tax to align our materiality threshold with the common practice in the U.S. for clinical stage life science companies. In addition, in our view, the selected materiality threshold is aligned with investors and Audit & Finance Committee expectations.

We agreed with the Audit & Finance Committee that we would report to them misstatements above CHF 290 thousand identified during our audit as well as any misstatements below that amount which, in our view, warranted reporting for qualitative reasons.

Audit scope

We designed our audit by determining materiality and assessing the risks of material misstatement in the financial statements. In particular, we considered where subjective judgements were made; for example, in respect of significant accounting estimates that involved making assumptions and considering future events that are inherently uncertain. As in all of our audits, we also addressed the risk of management override of internal controls, including among other matters consideration of whether there was evidence of bias that represented a risk of material misstatement due to fraud.

Report on key audit matters based on the circular 1/2015 of the Federal Audit Oversight Authority

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

3 AC Immune SA | Report of the statutory auditor to the General Meeting

Intangible asset – Valuation

Key audit matter

As described in Note 2 to the financial statements, in Q4 2021, the Company closed its acquisition of an in-process research and development (IPR&D) intangible asset of CHF 50,416 thousand and CHF 4,634 thousand in cash in exchange for 7,106,840 shares of the Company. The asset is defined as an intangible asset not yet ready for use. Therefore, the IPR&D asset is reviewed at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. To determine the recoverable amount, management estimated the fair value less costs to sell of the intangible asset, using the same model used at the acquisition date. The significant assumptions used in the model include anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, general commercialization expectations such as anticipated pricing and uptake, and the discount rate used to discount future cash flows.

The principal considerations for our determination that performing procedures relating to the intangible asset – valuation is a critical audit matter are the significant judgment by management when determining the value of the intangible asset. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating the audit evidence obtained related to the valuation of the intangible asset and management’s assumptions related to anticipated research and development costs, anticipated costs of goods and sales and marketing expenditures, probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks, general commercialization expectations such as anticipated pricing and uptake, and the discount rate used to discount future cash flows. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.
How our audit addressed the key audit matter

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements.

These procedures included testing the effectiveness of controls relating to management’s valuation of the intangible asset. These procedures also included, among others, (i) the involvement of professionals with specialized skill and knowledge to assist in developing an independent range of fair values for the intangible asset, (ii) comparing the independent estimate to management’s fair value estimate to evaluate the reasonableness of management’s assumptions and (iii) assessing that assumptions used did not require to be updated at year end for the purpose of the impairment assessment.

Developing the independent estimate involved testing the completeness and accuracy of inputs provided by management and evaluating management’s assumptions based on external market and industry data.

Responsibilities of the Board of Directors for the financial statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the company’s articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the entity’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so.

4 AC Immune SA | Report of the statutory auditor to the General Meeting

Auditor’s responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Swiss law and Swiss Auditing Standards, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

•
Conclude on the appropriateness of the Board of Directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the entity’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the entity to cease to continue as a going concern.

We communicate with the Board of Directors or its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Board of Directors or its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Board of Directors or its relevant committee, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

5 AC Immune SA | Report of the statutory auditor to the General Meeting

PricewaterhouseCoopers SA

/s/ Michael Foley	/s/ Justin Coppey

Audit expert Auditor in charge	Audit expert

Lausanne, 22 March 2022

6 AC Immune SA | Report of the statutory auditor to the General Meeting

AC Immune SA, Ecublens
Balance Sheet

		As at 31 December,
in CHF thousands	Notes	2021	2020

Assets

Current assets
Cash and cash equivalents	6	82,198	160,893
Short-term financial assets	6	116,000	65,000
Other current receivables
- From third parties	7	428	329
- Intercompany	7	1,087	-
Prepaid expenses	8	1,937	3,954
Accrued income	9	975	1,591
Total current assets		202,625	231,767

Non-current assets
Long-term financial assets	5	363	334
Property, plant and equipment	3	5,116	4,420
Intangible assets	4	50,416	-
Total non-current assets		55,895	4,754

Total assets		258,520	236,521

Liabilities and shareholders' equity

Current liabilities
Trade payables
- To third parties	10	2,003	2,184
Accrued expenses	10	16,734	11,085
Deferred income	11	717	307
Total current liabilities		19,454	13,576

Shareholders' equity
Share capital	12	1,793	1,538
Reserves from capital contributions		432,576	341,482
Accumulated losses brought forward		(119,975)	(62,151)
Treasury shares	13	(124)	(100)
Loss for the year		(75,204)	(57,824)
Total shareholders' equity		239,066	222,945

Total liabilities and shareholders' equity		258,520	236,521

Statutory Financial Statements	2

AC Immune SA, Ecublens
Income Statement

		For the Years Ended 31 December,
in CHF thousands	Notes	2021	2020

Revenue	14	1,248	16,766

Operating expenses
Salaries and related costs	15	(24,086)	(22,681)
Operating expenses	15	(50,124)	(49,833)
Depreciation of fixed assets	15	(1,901)	(1,523)
Total operating expenses		(76,111)	(74,037)

Operating loss		(74,863)	(57,271)

Financial income	16	189	102
Financial expenses	16	(530)	(655)
Total net financial expenses		(341)	(553)
Loss for the period		(75,204)	(57,824)

Statutory Financial Statements	3

AC Immune SA, Ecublens
Notes to the financial statements

1.	General information

AC Immune SA (the “Company,” “AC Immune,” “ACIU,” “we,” “our,” “ours,” or “us”) is a clinical stage biopharmaceutical company leveraging our two proprietary technology platforms to discover, design and develop novel, proprietary medicines and diagnostics for prevention and treatment of neurodegenerative diseases associated with protein misfolding. Misfolded proteins are generally recognized as the leading cause of NDD, such as Alzheimer’s disease (AD) and Parkinson’s disease (PD), with common mechanisms and drug targets, such as amyloid beta (Abeta), Tau, alpha-synuclein (a-syn) and TDP-43. Our corporate strategy is founded upon a three-pillar approach that targets (i) AD, (ii) focused non-AD NDD including Parkinson’s disease, ALS and NeuroOrphan indications and (iii) diagnostics. We use our two unique proprietary platform technologies, SupraAntigen (conformation-specific biologics) and Morphomer (conformation-specific small molecules), to discover, design and develop novel medicines and diagnostics to target misfolded proteins.

The Company was initially incorporated as a limited liability company on February 13, 2003 in Basel and effective August 25, 2003 was transitioned into a stock company. The Company’s corporate headquarters are located at EPFL Innovation Park Building B, 1015 Lausanne, Switzerland.

The statutory financial statements of AC Immune SA for the period ended 31 December 2021 were authorized for issue in accordance with a resolution of the Board of Directors on 18 March 2022 and will be submitted to the next Ordinary General Assembly.

During 2021 and 2020, AC Immune had an annual average of more than 10 but less than 250 full time equivalent positions.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

2.	Summary of significant accounting principles

The present annual accounts have been prepared in accordance with the provisions of the Swiss law on accounting and financial reporting (32nd Title of the Swiss Code of Obligations). The principal accounting policies are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Current vs. non-current classification

The Company presents assets and liabilities in the balance sheet based on current/non-current classification. The Company classifies all amounts to be realized or settled within 12 months after the reporting period to be current and all other amounts to be non-current.

Foreign currency transactions

The financial statements are presented in Swiss Francs (CHF). Foreign currency transactions are translated into the functional currency (CHF) using prevailing exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into CHF at rates of exchange prevailing at the reporting date. Any gains or losses from these translations are included in the income statement in the period in which they arise.

Non-monetary assets and liabilities at historical costs are converted at the foreign exchange rate at the time of the transaction. Any foreign exchange profits are deferred in the balance sheet as not having an effect on net income. Foreign exchange losses, on the other hand, are recorded in the profit and loss account.

Revenue recognition

Revenue includes upfront fees, milestone payments as well as revenue from research and development agreements associated with collaborations with third parties and grants from public institutions and foundations.

License of intellectual property

Revenue from non-refundable, upfront license payments and performance milestones where the Company has continuing involvement is recognized over the estimated performance or agreement period, depending on the terms of the agreement. The recognition of revenue is prospectively changed for subsequent changes in the development or agreement period.

Statutory Financial Statements	4

AC Immune SA, Ecublens
For collaboration agreements on product candidates (i) that are in clinical development, (ii) where the upfront payment reflects a payment for past investments the Company has made in the development of the product candidate, access to the product candidate, the associated intellectual property and our knowledge, and, (iii) where there is no further performance commitment, the Company recognizes the fair value of the upfront payment at the time of entering into the collaboration agreement. For collaboration agreements (i) in clinical development but where conditions (ii) and (iii) are not met, the Company recognizes revenue from upfront payments under our collaboration agreements pro-rata over the term of the estimated period of performance under each agreement.

For collaboration agreements, in addition to receiving upfront payments, the Company is also entitled to milestone and other contingent payments upon achieving pre-defined objectives.

Milestone payments

Revenue from milestones, if they are non-refundable and deemed substantive, is recognized upon successful accomplishment of the milestones. To the extent that non-substantive milestones are achieved, and the Company has remaining performance obligations, milestones are deferred and recognized as revenue over the estimated remaining period of performance.

Research and development services

The Company has certain arrangements with our collaboration partners that include contracting our full-time employees for research and development programs. These revenues are recorded in license and collaboration revenues as the services are performed.

Grant income

The Company has received grants, from time to time from institutions to support certain research projects. Grants are recorded in the income statement within Revenue when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. In certain circumstances, grant income may be recognized before formal grantor acknowledgement of milestone achievements. To the extent required, grant income is deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

Research and development expenditures

Given the stage of development of the Company’s products, all research expenditure is recognized as expense when incurred. Research and development expenditures include:

•
the cost of acquiring, developing and manufacturing active pharmaceutical ingredients for product candidates that have not received regulatory approval, clinical trial materials and other research and development materials;

•
fees and expenses incurred under agreements with contract research organizations, investigative sites and other entities in connection with the conduct of clinical trials and preclinical studies and related services, such as administrative, data-management and laboratory services;

•	fees and costs related to regulatory filings and activities;

•	costs associated with preclinical and clinical activities;

•	employee-related expenses, including salaries and bonuses, benefits, and travel expenses; and

•	all other allocated expenses such as facilities and information technology (IT) costs.

For external research contracts, expenses include those associated with contract research organizations, or CROs, or contract manufacturing organizations, or CMOs. The invoicing from CROs or CMOs for services rendered do not always align with the timing of service performed. We accrue the cost of services rendered in connection with CRO or CMO activities based on our estimate of the “stage of completion” for such contracted services. We maintain regular communication with our CRO or CMO vendors to gauge the reasonableness of our estimates and accrue expenses as of the balance sheet date in the financial statements based on facts and circumstances known at the time.

Statutory Financial Statements	5

AC Immune SA, Ecublens
Registration costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Property, plant and equipment

Equipment is shown at historical acquisition cost, less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the property, plant and equipment. Depreciation is calculated using a straight-line method to write off the cost of each asset to its residual value over its estimated useful life as follows:

IT equipment	3 years
Laboratory equipment	5 years
Leasehold improvements / furniture	5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Where an asset’s carrying amount is greater than its estimated recoverable amount, it is written down to its recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Intangible Asset:

In Q4 2021, the Company closed its acquisition with Affiris AG (Affiris) for the program portfolio of therapeutics targeting a-syn, notably ACI-7104 (previously PD01), a clinically-validated active vaccine candidate for the treatment of Parkinson’s disease (the Transferred Assets). The Company acquired the Transferred Assets for USD 53.7 (CHF 50.4) million and USD 5.0 (CHF 4.6) million in cash in exchange for 7,106,840 shares.

The Company reviews the IPR&D asset at least annually for impairment by assessing the fair value less costs to sell (recoverable amount) and comparing this to the carrying value of the asset. The Company has not determined the IPR&D asset to be impaired as of December 31, 2021.

The key assumptions used in the valuation model in accordance with an income approach to determine the recoverable amount include observable and unobservable key inputs as follows:

•	Anticipated research and development costs;

•	Anticipated costs of goods and sales and marketing expenditures;

•	Probability of achieving clinical and regulatory development milestones in accordance with certain industry benchmarks;

•	Target indication prevalence and incidence rates;

•	Anticipated market share;

•	General commercialization expectations such as anticipated pricing and uptake;

•	Expected patent life and market exclusivity periods; and

•	Other metrics such as the tax rate

The Company’s valuation model calculates the risk-adjusted, net cash flows through the projected period of market exclusivity across target sales regions. The Company uses a discount rate of 15%, based on the assumed cost of capital for the Company over the forecast period.

Intercompany equity investment

The Company commenced financial operations in the United States in Q2 2021 via the opening of its fully-owned subsidiary, AC Immune USA, Inc. (“the Subsidiary”). The Subsidiary is located at 1230 Ave. of the Americas Ste. 1634, New York, USA, and is registered and organized under the laws of Delaware, USA. The Company owns 100% of the Subsidiary, paying in less than USD 1 (CHF 1) for 100 shares of par value USD 0.01 of the Subsidiary’s shares.

Financial assets and liabilities

The Company’s financial assets and liabilities are comprised of receivables, cash and cash equivalents, short-term financial assets and trade payables.

Statutory Financial Statements	6

AC Immune SA, Ecublens
Receivables

Receivables are non-derivative financial assets with fixed payments that are not quoted in an active market. They arise when the Company provides money, goods or services directly to a debtor with no intention of trading the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as long-term assets. Receivables are recognized at their billing value. An allowance for doubtful accounts is recorded for potential estimated losses when there is evidence of the debtor’s inability to make required payments and the Company assesses on a forward-looking basis the expected credit losses associated with these receivables held at amortized cost.

Short-term financial assets

Short-term financial assets are held with external financial institutions and comprise fixed-term deposits with maturities ranging from more than 3 until 12 months in duration.

Cash and cash equivalents

Cash and cash equivalents include deposits held with external financial institutions and cash on hand. All cash and cash equivalents are either in cash or in deposits with original duration of less than 3 months. The Company assesses at each period whether there is objective evidence that financial assets are impaired.

Trade payables

Trade payables are recognized initially at nominal amount, which represents cost incurred.

Significant Shareholders

Principal shareholders who own more than 5 percent of the voting rights as at 31 December:

	Shares Owned 2021		Shares Owned 2020
Principal Shareholders	Number	Percent	Number	Percent
5% Shareholders
dievini Hopp BioTech holding GmbH & Co KG(1)	18,041,000	21.6%	18,041,000	25.1%
Varuma AG(2)	11,999,999	14.4%	11,999,999	16.7%
Affiris(3)	10,133,474	12.1%	-	-
BVF Inc.(4)	7,062,379	8.5%	9,816,658	13.6%

(1)
Represents 18,041,000 shares held by dievini Hopp BioTech holding GmbH & Co KG. Dietmar Hopp controls the voting and investment decisions of the ultimate parent company of dievini Hopp BioTech holding GmbH & Co KG. The shares registered in the name of dievini Hopp BioTech holding GmbH & Co KG may also be deemed to be beneficially owned by Friedrich von Bohlen und Halbach, who is a managing director of dievini Hopp BioTech holding GmbH & Co KG. The address for dievini Hopp BioTech holding GmbH & Co KG, Friedrich von Bohlen und Halbach is Johann-Jakob-Astor Str. 57, 69190 Walldorf, Germany.

(2)	The address for Varuma AG is Aeschenvorstadt 55, CH-4051 Basel, Switzerland. Rudolf Maag controls the voting and investment decisions of Varuma AG.

(3)
Based on information set forth in a Schedule 13G filed with the SEC by Affiris on August 5, 2021, (i) these shares consist of 7,106,840 shares held of record by Affiris AG, as well as 1,513,317 shares that were issuable upon the conversion of notes held by Santo Venture Capital GmbH and 1,513,317 shares that were issuable upon the conversion of notes held by FCPB Affi GmbH; and (iii) the address of Affiris AG is Karl-Farkas-Gasse 22, 1030 Vienna, Austria, the address of by Santo Venture Capital GmbH is Bergfeldstrasse 9, 83607 Holzkirchen, Germany and the address of FCPB Affi GmbH is Freihamer Strasse 2, 82166 Gräfelfing, Germany. The convertible notes held by Santo Venture Capital GmbH and FCPB Affi GmbH were fully settled in Q4 2021.

(4)
Based on information set forth in a Schedule 13G filed with the SEC by Biotechnology Value Fund on February 14, 2020, these shares consist of 7,062,379 shares held of record by BVF Inc. The address of BVF Inc. is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

Statutory Financial Statements	7

AC Immune SA, Ecublens
Operating lease liabilities

We have been a tenant at our current location in the EPFL Innovation Park in Ecublens/Lausanne since shortly after our inception in 2003. We lease our corporate, laboratory and other facilities under multiple operating leases that are month to month with no termination clause longer than a 12-month contractual notice period. Our lease agreements are structured such that we can exit these lease agreements without penalty provided we give the owner of our premises sufficient notice. As of 31 December 2021, the total minimum liability for the remaining term was CHF 963 thousand.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made.

Critical judgments and accounting estimates

The preparation of financial statements in conformity with the Swiss Code of Obligations requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

The areas where AC Immune has had to make judgments, estimates and assumptions relate to (i) revenue recognition on collaboration and licensing agreements, (ii) clinical development accruals and (iii) our in-process research and development (IPR&D) asset. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information relating to items on Balance Sheet and Income Statement

3.	Property, plant and equipment

	As at 31 December,
in CHF thousands	2021	2020
Furniture	421	214
IT equipment	1,754	1,503
Lab equipment	9,196	7,951
Leasehold improvements	1,295	464
Total property, plant and equipment	12,666	10,132
Accumulated depreciation	(7,550)	(5,712)
Total	5,116	4,420

4.	Intangible assets

	As at 31 December,
in CHF thousands	2021	2020
Intangible assets	50,416	-
Total	50,416	-

5.	Long-term financial assets

	As at 31 December,
in CHF thousands	2021	2020
Rental deposit (restricted cash)	358	329
Security deposit	5	5
Total	363	334

Statutory Financial Statements	8

AC Immune SA, Ecublens
6.	Cash and cash equivalents and short-term financial assets

	As at 31 December,
in CHF thousands	2021	2020
Cash and cash equivalents	82,198	160,893
Short-term financial assets due in one year or less	116,000	65,000
Total	198,198	225,893

Cash and cash equivalents by currency
CHF	64,941	152,537
EUR	2,253	4,215
USD	15,004	4,141
Total	82,198	160,893

7.	Other current receivables

	As at 31 December,
in CHF thousands	2021	2020
Other current receivables
- From third parties	428	329
- Intercompany	1,087	-
Total	1,515	329

8.	Prepaid expenses

	As at 31 December,
in CHF thousands	2021	2020
Prepaid expenses	1,937	3,954
Total	1,937	3,954

9.	Accrued income

	As at 31 December,
in CHF thousands	2021	2020
Accrued income	975	1,591
Total	975	1,591

10.	Trade payables and accrued expenses

	As at 31 December,
in CHF thousands	2021	2020
Trade payables	2,003	2,184

Accrued payroll expenses	3,562	3,494
Accrued R&D costs	10,031	5,298
Other accrued expenses	3,141	2,293
Total accrued expenses	16,734	11,085
Total	18,737	13,269

As at 31 December 2021 and 2020 the Company held liabilities toward our pension insurance provider, amounting to nil and CHF 493 thousand, respectively.

Statutory Financial Statements	9

AC Immune SA, Ecublens
11.	Deferred income

	As at 31 December,
in CHF thousands	2021	2020
Current portion of deferred income	717	307
Total deferred income	717	307

12.	Share capital

As of 31 December 2021 and 2020, the issued share capital amounted to CHF 1,792,702 and CHF 1,537,748, respectively, and is composed of common shares of 89,635,115 and 76,887,449, respectively. The common shares have nominal values of CHF 0.02 per share. All shares have been fully paid.

13.	Treasury shares

	As at 31 December,
	2021		2020
in CHF thousands	Number	CHF	Number	CHF
Treasury shares – Tranche 1 (September 2020)	1,228,457	24	5,000,000	100
Treasury shares – Tranche 2 (May 2021)	2,393,160	48	-	-
Treasury shares reserved for Stock Option and Incentive Plan	2,600,000	52	-	-
Total	6,221,617	124	5,000,000	100

Commencing in September 2020, the Company established an “at the market offering” (ATM) for the sale of up to USD 80 (CHF 73.9) million worth of our common shares from time to time by entering into an Open Market Sale Agreement (Sales Agreement) with Jefferies LLC (Jefferies). We entered into a New Sale Agreement in Q2 2021 to replace and extend the ATM program. To date, the Company has sold 1,171,543 million common shares previously held as treasury shares pursuant to the New Sale Agreement, raising USD 13.6 (CHF 12.1) million, net of underwriting fees and transaction costs.

The Company has obtained a tax ruling from the concerned Cantonal Tax Authority at its place of incorporation, to obtain confirmation that the placement of these treasury shares for a subscription price superior to their nominal value will not trigger any corporate income tax for the Company, provided it occurs within 12 months from the issuance of the shares. The Company sold 1,171,543 shares in 2021 within that deadline, wholly from the first tranche.

Furthermore, 2,600,000 shares, from the first tranche, have been reserved by the board of directors for use only under the Company’s current Stock Option and Incentive Plan per a further tax ruling with the concerned Cantonal Tax Authority without corporate income tax consequences for the Company. None of those shares have been sold and are subsequently recorded as treasury shares as of December 31, 2021.

In May 2021, an additional 2,393,160 fully paid in treasury shares were issued as part of second tranche for the ATM for future subscription. None of those shares have been sold and they are subsequently recorded as treasury shares as of December 31, 2021. They are covered by the same above-mentioned tax rulings.

14.	Revenue

	For the Years Ended 31 December,
in CHF thousands	2021	2020
Revenue	1,248	16,766
Total	1,248	16,766

Statutory Financial Statements	10

AC Immune SA, Ecublens
15.	Operating expenses

	For the Years Ended 31 December,
in CHF thousands	2021	2020
Salaries and related costs
- related to research and development	16,021	13,912
- related to general administrative	8,065	8,769
Total salaries and related cost	24,086	22,681

Research and development expenses
- related to research and development	40,076	42,724
Total research and development expenses	40,076	42,724

General and administrative expenses
- related to general and administrative	9,508	7,109
- related to offering costs	382	-
- related to intercompany transactions	158	-
Total general and administrative expenses	10,048	7,109

Depreciation of fixed assets	1,901	1,523

Total operating expenses	76,111	74,037

16.	Financial income and expenses

	For the Years Ended 31 December,
in CHF thousands	2021	2020
Financial income
- interest income	-	38
- foreign exchange gain	159	-
- other financial income	26	-
- gain on asset disposal	4	64
Total financial income	189	102

Financial expenses
- foreign exchange (losses)	-	(555)
- bank fees	(7)	(9)
- interest expense	(510)	(83)
- loss on asset disposal	(13)	(8)
Total financial expenses	(530)	(655)

Total financial result	(341)	(553)

Statutory Financial Statements	11

AC Immune SA, Ecublens
17.	Shareholders rights and equity awards

The following table presents information on the allocation of shares and equity awards to executive officers, directors and employees in accordance with Article 959c, paragraph 2, number 11 Swiss Code of Obligations (CO) as at 31 December 2021:

	Shares		Equity Awards
in CHF thousands	Number	CHF	Number	CHF
Issued to executive officers and directors	2,682,919	12,262	2,284,417	11,409
Issued to employees	413,366	1,889	1,267,650	5,686
Total	3,096,285	14,151	3,552,067	17,095

Share values are based on the Company’s share price of USD 4.95 (CHF 4.57) on 31 December 2021. Equity awards are comprised of options and non-vested stock (restricted shares and restricted share units) awards. The fair value of our options is determined using the Black-Scholes-Merton Model and our non-vested stock awards are valued using a reasonable estimate of market value of the common stock on the date of the award. Total shares are derived from our transfer agent’s records as at 31 December 2021.

The table below presents beneficial ownership of executive officers and directors, including affiliated entities, if applicable, in accordance with Article 663c CO as at 31 December 2021:

Beneficial ownership of executive officers and directors	Number of Shares 2021	Number of Equity Awards 2021
Andrea Pfeifer, Ph.D., Chief Executive Officer and Director	2,303,420	777,325
Marie Kosco-Vilbois, Ph.D., Chief Scientific Officer	64,365	191,091
Johannes Rolf Streffer, M.D., Chief Medical Officer	14,200	94,877
Piergiorgio Donati, Chief Technical Operations Officer	4,500	111,547
Joerg Hornstein, Chief Financial Officer	-	650,623
Jean-Fabien Monin, Chief Administrative Officer	292,411	101,634
Douglas Williams, Ph.D., Chairman and Director	-	71,621
Thomas Graney, Director	4,023	59,157
Werner Lanthaler, Ph.D., Director	-	59,235
Roy Twyman, M.D., Director	-	65,511
Carl June, M.D., Director	-	44,316
Alan Colowick, M.D., Director	-	28,860
Monika Bütler, Ph.D., Director	-	14,310
Monica Shaw, M.D., Director	-	14,310

18.	Post balance sheet events

Management has evaluated subsequent events after the balance sheet date, through the issuance of these financial statements, for appropriate accounting and disclosures. The Company has determined that there were no other such events that warrant disclosure or recognition in these financial statements.

Statutory Financial Statements	12